Reliance
Industries Limited

RECEIVED
2008 OCT 17 P 12:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

SUPPL

October 15, 2008

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA
[redacted]

08005444

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 49	October 14, 2008	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
2.	BSE letter dated April 24, 2003	October 15, 2008	Disclosure of Shareholding Pattern in Free Float Indices
3.	Clause 41	October 15, 2008	Intimating that a meeting of the Board of Directors of the Company will be held on October 23, 2008.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
OCT 22 2008
THOMSON REUTERS

10/17

Reliance
Industries Limited

RECEIVED
2008 OCT 17 P 12:39

October 14, 2008

Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Exchange Plaza Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051
Scrip Code: **500325**	Trading Symbol: **"RELIANCE EQ"**
Fax No: **2272 3121 / 2272 2037**	Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the quarterly compliance report on Corporate Governance as on September 30, 2008, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : SEPTEMBER 30, 2008

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49.
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied.
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied.
(D)	Code of Conduct	49 (ID)	Yes	Complied.
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.

Reliance Industries Limited MUMBAI

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
(D)	Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Complied.
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosed in the Annual Report for the year 2007-08. Shall also be disclosed in the Annual Report for 2008-09.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Furnished in the Annual Report for 2007-08. It will also be furnished in the Annual Report 2008-09.
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance attached with the Directors' Report forming part of the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non-adoption of non-mandatory requirements were made in the Section on Corporate Governance in the Annual Report for the year 2007-08. It will also be furnished in the Annual Report 2008-09.

For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Reliance
Industries Limited

October 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Sirs,

Sub: Shareholding Pattern for Free-Float Indices

We send herewith Shareholding Pattern as on September 30, 2008 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg
Fax No: 00352 4590 2010

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 Quarter Ended: 30th September, 2008

Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.73
2	Indian Corporate Bodies/ Trusts/ Partnerships	64 06 72 151	44.07
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A*	**65 12 58 164**	**44.80**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here__________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**		0.00
1	Shares held by a subsidiary company on which no voting rights are exercisable	17 29 606	0.12
2	Employees who were allotted shares under ESOS	38 078	0.00
	Sub Total E	**17 67 684**	0.12
	Sub Total I	**65 30 25 848**	**44.92**

*** Voting rights of promoter & promoter group aggregate to 47.9% of the Company's Capital on which voting rights can be exercised**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	17 93 23 400	12.33
2	Indian Corporate Bodies/Trusts/Partnerships	7 08 54 734	4.87
3	Independent Directors & Relatives	2 65 688	0.02
4	Present Employees		0.00
5	Banks/Financial Institutions	18 96 899	0.13
6	Central/State Govt.	33 75 090	0.23
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	9 09 79 721	6.26
9	Mutual Funds	3 89 23 390	2.68
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**38 56 18 922**	**26.53**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 38 383	0.01
15	Foreign Institutional Investors (SEBI-registered)	24 67 14 030	16.97
16	Non Resident Indians (Individuals)	1 14 66 161	0.79
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**25 83 18 574**	**17.77**
C	GDRs/ADRs/ADSs	5 96 87 997	4.11
	Sub Total C	**5 96 87 997**	**4.11**
D	OTHERS (Please specify here____________________)		
1	Clearing Member	46 74 111	0.32
2	Shares held by Subsidiary Companies on which no voting rights are exercisable	9 24 62 104	6.36
	Sub Total D	**9 71 36 215**	**6.68**
	Sub Total II	**80 07 61 708**	**55.08**
	Grand Total	**1 45 37 87 556**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	**65 30 25 848**	44.92
Shares held by subsidiary companies on which no voting rights are exercisable	**9 41 91 710**	6.48
Total Free-float	**70 65 69 998**	48.60
Grand Total	**1 45 37 87 556**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	**1 13 57 80 985**	78.13
Total Foreign Holding	**31 80 06 571**	21.87
Grand Total	**1 45 37 87 556**	**100.00**

Industries Limited MUMBAI

CONTROLLING/STRATEGIC HOLDERS

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code **500325** Quarter Ended **30th September, 2008**

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20	I-A-2
2	Ekansha Enterprise Private Limited	6 18 36 240	4.25	I-A-2
3	Bhumika Trading Private Limited	6 14 15 983	4.22	I-A-2
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22	I-A-2
5	Farm Enterprises Limited	4 60 38 645	3.17	I-A-2
6	Bahar Trading Private Limited	4 41 47 728	3.04	I-A-2
7	Anumati Mercantile Private Limited	4 31 13 407	2.97	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.35	I-A-2
9	Sanatan Textrade Private Limited	3 41 30 009	2.35	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.27	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.26	I-A-2
12	Omate Traders Private Limited	3 22 07 491	2.22	I-A-2
13	Reliance Life Sciences Private Limited	1 54 84 025	1.07	I-A-2
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03	I-A-2
15	Aavaran Textiles Private Limited	1 32 58 167	0.91	I-A-2
16	Smt.K D Ambani	36 65 227	0.25	I-A-1
17	Pams Investments and Trading Company Private Limited	31 84 983	0.22	I-A-2
18	Shri.M D Ambani	18 07 923	0.12	I-A-1
19	Smt.Nita Ambani	16 99 073	0.12	I-A-1
20	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
21	Master Akash M Ambani	16 81 595	0.12	I-A-1
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10	I-A-2
23	Reliance Welfare Association	12 27 734	0.08	I-A-2
24	Terene Industries Private Limited	4 68 480	0.03	I-A-2
25	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	I-A-2
26	Synergy Synthetics Private Limited	3 74 401	0.03	I-A-2
27	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
28	Reliance Consultancy Services Private Limited	2 52 922	0.02	I-A-2
29	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
30	Deccan Finvest Private Limited	68 795	0.00	I-A-2
31	Master Anant M Ambani	50 000	0.00	I-A-1
32	Jogiya Traders Private Limited	10 010	0.00	I-A-2
33	Hercules Investments Private Limited	1 000	0.00	I-A-2
34	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
35	Real Fibres Private Limited	1 000	0.00	I-A-2
36	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
37	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
38	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
39	Kardam Commercials Private Limited	100	0.00	I-A-2
40	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
41	Krish Commercials Private Limited	100	0.00	I-A-2
42	Kshitij Commercials Private Limited	100	0.00	I-A-2
43	Nityapriya Commercials Private Limited	100	0.00	I-A-2
44	Priyash Commercials Private Limited	100	0.00	I-A-2
	Total	**65 12 58 164**	**44.80**	

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 **Quarter Ended** 30th September, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	7 84 35 380	5.40	II-A-8	NIL
2	The Bank of New York as Depository (for GDRs)	5 96 87 997	4.11	II-C	NIL
	Total	**13 81 23 377**	**9.50**		

Statement showing shareholding by subsidiary companies holding more than 1% of the total number of shares on which no voting rights are exercisable

1	Reliance Chemicals Private Limited	3 11 19 999	2.14
2	Reliance Polyolefins Private Limited	3 05 97 462	2.10
3	Reliance Universal Enterprises Private Limited (Previously known as "Pusti Commercials Private Limited")*	2 67 44 343	1.84
	TOTAL	**8 84 61 804**	**6.08**

* Out of total holding of 2,84,73,949 shares 17,29,606 sharesare under lock-in and 2,67,44,343 shares are under free-float

Reliance
Industries Limited

October 15, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Trading Symbol: **"RELIANCE EQ"**

Fax No: **2272 3121 / 2272 2037**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub.: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company will be held on **Thursday, October 23, 2008** to consider and approve, inter alia, the unaudited Financial Results of the Company for the quarter/ half year ended September 30, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

END